Direct Line: 212.859.8272
Fax: 212.859.4000
stuart.gelfond@friedfrank.com
August 18, 2011
Mr. Justin Dobbie
Legal Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Navios Maritime Holdings Inc. Registration Statement on Form F-4 Filed June 21, 2011 File No. 333-175043 (the “Registration Statement”)
Dear Mr. Dobbie:
           This letter sets forth the response of Navios Maritime Holdings Inc. (the “Company”) and Navios Maritime Finance II (US) Inc. (“NMFI”) to the comment letter, dated August 10, 2011 of the staff of the Division of Corporation Finance (the “Staff”). This letter is being filed in connection with Amendment No. 3 to the Registration Statement (the “Amended Form F-4”). In order to ease your review, the Company has repeated the comments in their entirety.
Exhibit 5.2
1.	We note that you have added five Marshall Islands corporations as guarantors. Please file a revised opinion covering these guarantors.

Response:
          In response to the Staff’s comments, Fried, Frank, Harris, Shriver & Jacobson LLP (“Fried Frank”) revised Exhibit 5.1 and Marshall Islands local counsel revised Exhibit 5.2 to include the five additional guarantors. The revised opinions have been filed with the Amended Form F-4.
Exhibit 5.4
2.	We note you[r] response to our prior comment six and we reissue that comment. Please revise to remove the last two sentences on page one. Additionally please remove paragraphs 5.1 and 5.3 in their entirety.

Response:
          In response to the Staff’s comments, Belgian local counsel has removed the last two sentences on page one. In addition, in response to the Staff’s comments, Belgian local counsel has revised paragraphs 5.1 and 5.3.
3.	We note your response to our prior comment seven and we reissue that comment. Please remove paragraph 2.10. To the extent these are necessary findings in support of your opinions, please remove the assumption and rely on local counsel for matters of New York law. If they are not necessary findings, please remove the assumption.

Response:
          In response to the Staff’s comments, Belgian local counsel has removed paragraph 2.10. In doing so, Belgian local counsel has relied on Fried Frank’s opinion under New York law on the validity and enforceability of the Exchange Note Guarantees (as defined therein). Fried Frank’s opinion filed as Exhibit 5.1 to the Amended Form F-4 has been revised to permit such reliance by Belgian local counsel. The revised Belgian local counsel opinion has been filed as Exhibit 5.4 to the Amended Form F-4.
Exhibit 5.6
4.	Please revise to delete the statement that “the Opinion Letter may not be relied upon by or transmitted to any person other than as permitted by the Opinion Letter, without our prior written consent.” Additionally please delete the statement that “[t]his letter is addressed to you and may only be relied upon by you and may not be relied upon by, or (except as required by applicable law), be transmitted to, or filed with, any other person, firm, company or institution without our prior written consent.” Such limitations upon whom may rely upon the opinion are not appropriate.

5.	Please remove the statement that “[n]othing in this letter should be taken so as to update the Opinion Letter in respect of any laws that may have come into force, changes in circumstances regarding the Company (as defined in the Opinion Letter) or any other matters that may have come to our attention, after that date.” In the alternative please confirm that you will refile the opinion on the date of effectiveness.

6.	Please revise to remove the last two sentences on page one.

Response:
          In response to the Staff’s comments 4, 5 and 6 repeated above, Belgian local counsel has omitted Exhibit 5.6 from the Registration Statement and has revised its opinion to permit reliance by Fried Frank. The revised Belgian local counsel opinion has been filed as Exhibit 5.4 to the Amended Form F-4.

          Should you have any questions or comments with respect to this filing, please do not hesitate to contact Vasiliki Tsaganos at (202) 639-7078 or the undersigned at (212)-859-8272.

Sincerely,

/s/ Stuart Gelfond

cc:	Angeliki Frangou Navios Maritime Holdings Inc.

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